December 21, 2018

Juan Carlos Torres Carretero
Chairman
Acamar Partners Acquisition Corp.
791 Crandon Blvd., Suite 1106
Key Biscayne, Florida 33149

       Re: Acamar Partners Acquisition Corp.
           Draft Registration Statement on Form S-1
           Filed November 26, 2018
           CIK No. 0001759008

Dear Mr. Carretero:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed November 26, 2018

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
2. We note the last risk factor on page 37. Please revise where appropriate to disclose whether you will voluntarily comply with the Nasdaq listing standards for blank check companies and allow investors to redeem if you become delisted.
 Juan Carlos Torres Carretero
Acamar Partners Acquisition Corp.
December 21, 2018
Page 2
Risk Factors, page 33

3. We note your disclosure on page 146 that the tax consequences relating to the securities are "not clear under current tax law." If material, please add a risk factor to describe tax uncertainties investors will encounter in the offering.
4. We note that your Risk Factors description of the exclusive forum provision does not address the District of Delaware carve-out described under "Exclusive Forum For Certain
      Lawsuits" on page 140. Please revise to reconcile the inconsistency. Exclusive Forum For Certain Lawsuits139, page 139

5. We note your disclosure regarding the selection of the Court of Chancery in the State of
      Delaware or the federal district court for the District of Delaware for certain claims.
      Please revise to clarify whether this provision applies to actions arising under the
      Securities Act. In that regard, we note that your disclosure describes exclusive forum in the federal district court for the District of Delaware for actions "for which the Court of
      Chancery does not have subject matter jurisdiction, including, without limitation, any action arising under the federal securities laws." However, Section 22 of the Securities
      Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please ensure that the exclusive forum provision in the governing document also includes this clarification.

       You may contact Raj Rajan at 202-551-3388 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,

FirstName LastNameJuan Carlos Torres Carretero               Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
Comapany NameAcamar Partners Acquisition Corp.
                                                             Mining
December 21, 2018 Page 2
cc:       Stuart Neuhauser
FirstName LastName